                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549


                                    FORM 6-K


                            REPORT OF FOREIGN ISSUER
                      PURSUANT TO RULE 13a-16 or 15d-16 OF
                       THE SECURITIES EXCHANGE ACT OF 1934



For              THE THIRD QUARTER 2001 REPORT TO SHAREHOLDERS
   ----------------------------------------------------------------------------

         QUEBECOR WORLD INC. (FORMERLY KNOWN AS QUEBECOR PRINTING INC.)
-------------------------------------------------------------------------------
                 (Translation of Registrant's Name into English)

               612 Saint-Jacques Street, Montreal, Quebec, H3C 4M8
-------------------------------------------------------------------------------
                     (Address of Principal Executive Office)


(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)


Form 20-F                             Form 40-F    X
         -----                                   -----

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


Yes                   No   X
   -----                 -----

                               QUEBECOR WORLD INC.
                   (Formerly known as Quebecor Printing Inc.)
                             Filed in this Form 6-K


Documents index

1.    The Third Quarter 2001 Report To Shareholders

                              A DAWN OF A NEW ERA
                                 IN PRINT MEDIA

                             REPORT TO SHAREHOLDERS
                                 THIRD QUARTER
                                      2001







                             [QUEBECOR WORLD LOGO]

           THE GLOBAL LEADER IN SERVICING A GROWING DEMAND FOR PRINT

                              QUEBECOR WORLD INC.
                              FINANCIAL HIGHLIGHTS

                           Periods ended September 30
             (In millions of US dollars, except per share amounts)
                                  (Unaudited)


                                                       Three months                                  Nine months
-----------------------------------------------------------------------------------------------------------------------------------
                                                     2001         2000          Change           2001           2000      Change
-----------------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED RESULTS
Revenues                                          $1,625.2       $1,633.8         (1)%         $4,704.2       $4,813.3       (2)%
Operating income before amortization                 258.5          286.7        (10)%            720.7          774.3       (7)%
Operating income                                     172.7          202.4        (15)%            468.1          508.3       (8)%
Net income                                            70.8           88.7        (20)%            176.5          189.1       (7)%
Cash provided from operating activities               12.1           17.5                         135.8          307.0
Free cash flow from operations*                      (58.2)           0.1                         (97.9)         206.0
Operating margin before amortization                  15.9%          17.5%                         15.3%          16.1%
Operating margin                                      10.6%          12.4%                         10.0%          10.6%
===================================================================================================================================

SEGMENTED INFORMATION
REVENUES
  North America                                   $1,373.4       $1,398.4         (2)%         $3,941.5       $4,080.9       (3)%
  Europe                                             211.5          208.9           1%            651.9          654.1         -%
  Latin America                                       40.5           26.7          52%            111.3           78.4        42%

OPERATING INCOME
  North America                                   $  163.0       $  175.9         (7)%         $  427.0       $  440.9       (3)%
  Europe                                               9.7           13.9        (30)%             38.8           42.2       (8)%
  Latin America                                        1.2            0.7          71%              5.5            3.6        53%

OPERATING MARGINS
  North America                                       11.9%          12.6%                         10.8%          10.8%
  Europe                                               4.6%           6.7%                          6.0%           6.5%
  Latin America                                        2.9%           2.5%                          4.9%           4.6%
===================================================================================================================================

FINANCIAL POSITION
Working capital                                                                                $  198.5       $  306.7
Total assets                                                                                    6,603.6        6,628.0
Long-term debt (including convertible notes)                                                    2,409.1        2,670.0
Shareholders'equity                                                                             2,651.3        2,370.3
Debt-to-capitalization                                                                            47:53          53:47
===================================================================================================================================

PER SHARE DATA
Earnings
  Basic                                           $   0.46       $   0.59        (22)%         $  1.14        $   1.23       (7)%
  Diluted                                             0.46           0.58        (21)%            1.13            1.21       (7)%
Earnings before goodwill amortization
  Basic                                           $   0.58       $   0.69        (16)%         $  1.47        $   1.56       (6)%
  Diluted                                             0.57           0.68        (16)%            1.45            1.53       (5)%
Dividends on equity shares                        $   0.12       $   0.08         50%          $  0.34        $   0.23        48%
Book value                                                                                     $ 15.66        $  14.73         6%
===================================================================================================================================

* Cash provided from operating cativities, less capital expenditures net of proceeds from disposals, and preferred share dividends.

MESSAGE TO SHAREHOLDERS

Your Company faced significant market challenges in the late 80's and mid 90's. Yet, through these difficult periods, management combined operating and fiscal discipline with market savvy and creative leadership to continue on a path of growth and consolidation unparalleled in the print media industry. The soft economy of this past year and the tragic events of September 11 have combined to tax our resourcefulness as never before.... yet we remain determined in our resolve to apply the lessons of the past to build a stronger future. We bring unique strengths to the task. Our diversified product group and our global capabilities have reduced our overall exposure to the softness in many market segments. In Canada and Europe, our businesses have been only marginally affected and our Latin America operations are performing and growing at record levels. The telephone directory business is not only ahead of last year but well ahead of plan. There is good news out there!

STRONG PERFORMANCE FOLLOWING RECORD YEAR

Revenues and margins in North America are down slightly from a record 2000 but few companies have avoided the effects of the slowing economy. Quebecor World is outperforming its major peers on most fronts and continues to be the global leader in print media. Your Company has a proven ability to generate free cash flow, a strong balance sheet and is the industry leader in almost all of its market segments. Even in a weakened economic environment asset utilization is well above the U.S. industrial average. We think the Company provides significant value by many comparisons including the S&P 500 and the S&P 500 Growth Group. A recent Quebecor World analysis can be found in an investor presentation on our website at www.quebecor-world.com. Long-term outlook for Quebecor World's targeted product segments continues to be positive with each expected to meet or exceed GDP growth through 2005.

DECISIVE ACTION REDUCES COSTS

One of Quebecor World's greatest strengths is management's ability to respond to changing economic cycles through flexible cost controls and the optimization of operational and scheduling efficiencies. That is exactly what we have done in response to the September events that exacerbated the impact of an already slowing economy. We have put a restructuring plan in place that will reduce our workforce by approximately 6% yet our overall capacity by just 1%. It is based on the guiding principles we applied to the overwhelmingly successful integration of Quebecor Printing and World
Color....  putting the best equipment in larger  and more  specialized plants. We expect to realize an annualized pre-tax improvement of approximately $45 million from the implementation of our recently announced restructuring plan. The plan will be completed during the first six months of 2002. This will give Quebecor World a lower cost base that will improve operating leverage when the economy recovers.

DIVERSIFIED PRODUCT LINE REDUCES IMPACT

By the end of August Quebecor World's results were modestly ahead of a record 2000 despite the weaker economy. The effects of September, a month in which we generate almost 50% of our third quarter business, was primarily confined to the U.S. market and primarily to three main product groups, magazines/catalogs, direct mail and specialty commercial printing. Books, retail and directory, representing almost half of our revenue base, were largely unaffected. On a global basis 30% of our revenues are generated outside the U.S. which further mitigates the current volatility of the American market.

Quebecor World prints 46% of the top 125 magazine titles in the U.S. While a decline in advertising has resulted in lower page counts, our revenues in this sector were down only slightly and far less than the industry average. The biggest and the best publishers will weather this downturn better than most and will rebound faster with the inevitable economic recovery.

Our catalog, direct mail and specialty businesses tend to be the bellwether of sudden changes in market activity. Characterized by project printing, customers in these segments quickly cancelled orders and postponed mailings during September and early October. Yet these businesses also manifest the flexibility and responsiveness that allows them to return quickly as conditions improve and opportunities arise.

Our retail platform is performing well. It's a well known fact that nothing drives traffic into retail stores better than well targeted flyers. The acquisition of Retail Printing Corporation gives us new relationships with some of the larger grocers and retailers in the U.S. We have a coast-to-coast retail platform that serves regional, national and international customers providing long-run and multi-versioning services. One aspect of the retail business that may surprise many people is that flyers aren't delivered through the mail but in newspapers which is an advantage in the current environment.

Quebecor World's U.S. book platform held up well in the third quarter. We produced 30 titles on the October best-sellers list. There has been a reduction in publishers'inventories that built-up as a result of a record 2000. We are having success in signing up new business for next year and we will benefit from important new titles being released in the fourth quarter.

NEW PARTNERSHIPS IN EUROPE

Quebecor World benefits by being the most geographically diverse printer and we are continuing to expand this global mix. The European print market is even more fragmented than North America with more than 46,000 companies. Most European printers have a country-specific focus. Quebecor World is Europe's only truly continental printer. In August, the Company enhanced this platform by signing a binding agreement, subject to regulatory approval, to purchase the printing assets of Hachette Filipacchi Medias, Europe's largest magazine publisher. The assets include printing, bindery and logistics facilities in France and 50% ownership of Helio Charleroi in Belgium. As part of the transaction Quebecor World signed a five-year agreement, with a five-year renewal option, to print many of Hachette's magazines in France. The contract is valued at $400 million.

The transaction will also put Quebecor World in a strategic position to compete in the U.K. long-run magazine and retail markets. The Charleroi facility is close to chunnel access and can provide long-run service to U.K. publishers and retailers who currently are limited to a single domestic supplier.

During the quarter European revenues increased as business in Spain improved and Quebecor World expanded exports to Russia from its Finland facility.

LATIN AMERICAN DIRECTORY AND BOOK PLATFORM EXPANDS

Latin America revenues increased 52% and Quebecor World is expanding its book and directory platform in Mexico and Argentina. Quebecor World has just 1% of the $8 billion Latin American print market but is already a leading printer in the region. We are continuing to win contracts with local and international customers who also view this area as a significant opportunity for growth.

The Mexican directory expansion is made possible by an enabling contract with ADSA, a subsidiary of Telmex, Mexico's largest telecommunications company. Quebecor World will print 20 billion pages a year in Mexico. The work will be produced at Quebecor World's new Mexico City facility which it purchased from Grupo Serla. Quebecor World is currently installing three full directory press lines, re-deployed from North America. Production will begin in the fourth quarter. The new facility will be digitally linked to the rest of the Quebecor World Latin American network.

Post third quarter, Quebecor World signed a major long-term telephone directory printing contract with Telecom Argentina. Quebecor World will print 4 million telephone directories or 4.1 billion pages annually. The contract covers all of Argentina's major cities representing a market of 37 million people.

The five-year contract will be paid in U.S. dollars and includes an additional two-year option. The majority of the work will be produced in Quebecor World's facility in the Buenos Aires suburb of Pilar. The creation of a directory module in Pilar extends our network of directory facilities in Latin America increasing our flexibility to service customers across the region. The Latin American directory market is expected to grow approximately 10% per year over the foreseeable future to meet the rapid expansion of telecommunications services throughout the region.

CORPORATE GOVERNANCE

Subsequent to the end of the third quarter Quebecor World announced changes to its board of directors. The Company is pleased to announce that Mr. Brian Mulroney will be the new Chairman of the Board of Quebecor World Inc. Mr. Jean Neveu is stepping down, at the annual meeting in April, 2002, to take on the position of Chairman of the TVA Group and Mr. Erik Peladeau is assuming the role of Vice Chairman of the Board of Quebecor World. Mr. Neveu has agreed to remain a director of Quebecor World and will continue to sit on the Executive Committee in addition to accepting his new responsibilities.

Mr. Mulroney has been a director of Quebecor World since 1997. As Prime Minister of Canada from l984 until 1993 Mr. Mulroney developed a vast knowledge of international issues that will be an invaluable asset to Quebecor World as it continues to develop its global reach.

As the largest commercial printer in the world, with an expanding international platform, Quebecor World will benefit greatly from Mr. Mulroney's business expertise, perspective, knowledge and a personal network that stretches around the globe.

In addition to his duties at Quebecor World, Mr. Mulroney is a member of the International Advisory Councils of J.P. Morgan Chase & Co., Power Corporation of Canada and Bombardier Inc. Aerospace Group. Mr. Mulroney also acts as a Senior Counselor to Hicks, Muse, Tate and Furst, a global private equity fund based in Dallas and is Chairman of Forbes Global.

To assist Mr. Mulroney and to help provide crucial information at the Board level Mr. Erik Peladeau is assuming the role of Vice Chairman. Mr. Peladeau is a director and a member of the Executive Committee. He has extensive knowledge of Quebecor World having held several senior positions since 1988.

Mr. Peladeau will work with management to develop and share with the Board a full appreciation of the various issues facing the Company that require Board support.

OTHER APPOINTMENTS

Vincent Bastien, presently Chief Operating Officer Quebecor World Europe will assume increased responsibilities as the new President of Quebecor World Europe. On an interim basis Mr. Bastien will also continue as President of Quebecor World France. John Dickin will continue providing operational leadership in all European countries except France.

John Bertuccini who recently completed his mandate as President Quebecor World Europe has been appointed Executive Vice-President, International Sales and will report to Marc Reisch. The appointment of a seasoned industry leader to this position reflects Quebecor World's growing emphasis on developing global relationships.

Bruce W. Hannah has joined Quebecor World as Vice President, Human Resources. He brings more than 10 years of experience as a human resource executive, most recently as senior Vice-President, Human Resources at GEAC Computer Corporation. Prior to that Mr. Hannah was Vice President, Human Resources for EDS Canada.

NORMAL COURSE ISSUER BID

As of September 30, 2001 the Corporation had purchased 3.5 million Subordinate Voting Shares under its normal course issuer bid program, which began April 6, 2001. It had purchased 3.2 million shares under its 2000 program, which expired April 5, 2001. Total repurchases made during the nine month period ending September 30, 2001 were 6.7 million shares for a cash consideration of US$173 million. As of September 30, 2001, the Company also had outstanding forward contracts to purchase an additional 0.9 million shares for settlement prior to April 5, 2002.

REINFORCING OUR CAPITAL BASE

In August, the Company successfully completed the placement of 7,000,000 Cumulative Redeemable First Preferred Shares, Series 5 at a price of CDN$25.00 per share, for an aggregate amount of CDN$175,000,000. Net proceeds will be used for capital expenditures in the United States and to fund general corporate purposes.

DIVIDENDS

The Board of Directors declared a dividend of $0.12 per share on Multiple Voting Shares and Subordinate Voting Shares. The Board also declared a dividend of CDN$0.3125 per share on Series 2 Preferred Shares, CDN$0.4219 per share on Series 4 Preferred Shares and CDN$0.50687 on Series 5 Preferred Shares. The dividends are payable December 1, 2001 to shareholders of record on November 16, 2001.

OUTLOOK

There is little visibility of the general economic environment and print markets for the first half of 2002. We are planning on a conservative basis. Management is committed to implementing its restructuring plan during the next 6 months. We believe there is a window of opportunity during this period of reduced volume to make the necessary structural changes to reduce costs and improve operating efficiencies.

We will also continue to be the industry consolidator. The printing industry in North America, Europe and Latin America is still highly fragmented. This economy will provide opportunity for a well-managed growth oriented company such as ours to expand their business to provide improved returns to their shareholders.




By: /s/ Jean Neveu,                      By: /s/ Charles G. Cavell,
    --------------------                     ---------------------------------
    Chairman of the Board                    President and Chief
                                             Executive Officer

Montreal, Canada, November 2001


                              BREAKDOWN OF REVENUES
                                   NINE MONTHS


BY GEOGRAPHIC SEGMENT                      BY PRODUCT
---------------------                      ----------
Latin America 2%                           Directories 6%
Europe 14%                                 Pre-media & Logistics 6%
North America 84%                          Books 12%
                                           Specialty & Direct 13%
                                           Catalogs 17%
                                           Magazines 27%
                                           Retail inserts 19%

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

Quebecor World is the largest commercial printer in the world. We are a market leader in most of our product categories, which include magazines, retail inserts, catalogs, specialty printing and direct mail, books, pre-media, logistics and other value-added services, and directories. We have facilities in the United States, Canada, France, the United Kingdom, Spain, Switzerland, Sweden, Finland, Austria, Brazil, Chile, Argentina, Peru, Colombia, Mexico and India.

During the third quarter, the Company acquired Retail Printing Corporation of Taunton, Massachusetts, with two plants in Taunton and Nashville, Tennessee. These additions to the retail platform have enhanced the Company's ability to provide printing services to retail and newspaper insert customers from coast-to-coast in the United States.

At the end of the third quarter, the Company entered into a binding agreement, pending regulatory approval, to purchase the printing, finishing and logistics assets of Hachette Filipacchi Medias in Europe. The assets include printing and bindery facilities in France and 50% ownership of Helio Charleroi in Belgium. The Company also secured a long-term contract to print Hachette publications in France.

RESULTS OF OPERATIONS

(THREE-MONTH AND NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2001
COMPARED WITH THE CORRESPONDING PERIODS OF 2000.)

REVENUES

Consolidated revenues were $1,625 million in the third quarter ended September 30, 2001 compared with $1,634 million for the same period of the previous year, a decrease of 1%. The shortfall compared with 2000 is primarily due to the economic slowdown in the United States further emphasized by the terrorist attacks of September 11th in a month that traditionally represents more than 40% of the third quarter net income. European revenue improved in the third quarter compared with last year. For the same period, Latin American revenues increased more than 50% over the previous year, explained by business acquisitions as well as organic growth.

For the nine-month period ended September 30, 2001, consolidated revenues have slightly decreased from $4,813 million in 2000 to $4,704 million in 2001. Again, the shortfall is primarily due to the economic slowdown in the United States, partly offset by revenue increases in Europe and Latin America.

OPERATING EXPENSES

Cost of sales for the third quarter was essentially unchanged at $1,248 million from $1,246 million in 2000. Gross profit margins decreased to 23.2% in 2001 from 23.7%. On a year to date basis, cost of sales decreased $68 million or 2% to $3,629 million in 2001 from $3,697 million in 2000. Gross profit margins decreased to 22.9% in 2001 from 23.2% in 2000, mainly due to lower operating leverage from the difficult economic environment.

Selling, general and administrative expenses increased by $18 million to $119 million in the third quarter of 2001 from $101 million in 2000. The third quarter of 2001 included $3 million of non-operating expenses. For the same quarter last year, the gain of $11 million from the sale of the Company's CD-ROM replication business was applied in reduction of selling, general and administrative expenses. Excluding these non-operating items, selling, general and administrative expenses as a percentage of revenues were at 7.1%, slightly higher than 6.9% for the comparative three-month period in 2000. On a year to date basis, selling, general and administrative expenses were $354 million in 2001 compared with $342 million in 2000. Before non-operating items, selling, general and administrative expenses as a percentage of revenues were at 7.4% in 2001 compared with 7.3% in 2000.

Depreciation and amortization was $86 million in the third quarter of 2001, compared with $84 million in the same quarter last year. On a year to date basis, depreciation and amortization was $253 million in 2001 compared with $266 million in 2000. The decrease primarily reflects equipment shutdown as part of the restructuring activities in North America, as well as the write-down of assets in the context of the World Color Merger restructuring plan. We expect to spend approximately $250 million in 2001 on capital expenditures.

Net income for the third quarter of 2001 was $71 million or $0.46 per share (on a diluted basis) from $89 million or $0.58 per share in 2000. On a cash basis, before goodwill amortization, earnings per share was $0.57 compared with $0.68 last year. Net income for the nine months ended September 30, 2001 was $176 million or $1.13 per share, compared with $189 million or $1.21 per share for the same period last year.

For the third quarter of 2001, operating income was unfavourably impacted by foreign exchange translation in Canada and Latin America. On a year to date basis, the movement in European, Canadian and Latin American currencies unfavourably impacted operating income.

Financial expenses decreased by $7 million to $53 million in the third quarter of 2001, compared with $60 million for the same period last year. On a year to date basis, financial expenses decreased by $16 million to $159 million in 2001 from $175 million in 2000. The reduced interest expenses in both periods were a result of lower volume and interest rates on long-term debt, lower rates on the securitization program and the issuance of preferred shares in the first and third quarters of 2001. This has been partly offset by the interest on capital spending, the normal course issuer bid programs and business acquisitions. As at September 30, 2001, the EBITDA coverage of fixed charges ratio was 4.7 times compared with 4.6 times as at December 31, 2000 and with 4.6 at the end of the third quarter of 2000.

The effective tax rate for the quarter and the year to date ended September 30, 2001 was 26.7%, compared with 27.8% for the full year 2000. In 2000, the effective tax rate was 26.6% for the third quarter and 28.4% for the nine-month period ended September 30. The lower tax rate, compared with full year 2000, is due to a reduction in income from the United States and an increase in income generated in countries with lower tax rates.

RESTRUCTURING AND OTHER CHARGES

During 2000, the Company implemented restructuring initiatives resulting in the termination of employees for a cost of $18 million and the write-down of assets for $10 million. These initiatives covered further integration of European facilities as well as consolidation of administrative and production functions, and increased focus on conversion to digital pre-media. Non-cash items related mostly to assets rendered idle as a result of the restructuring undertaken in 1999. The Company used $4 million and $13 million of the restructuring reserve established in 1999 as a result of the Merger with World Color, during the three-month and nine-month periods ended September 30, 2001 respectively.

Subsequent to the end of the third quarter, the Company revised its earning outlook for the year 2001 based on weak market conditions that have been further disrupted by the September 11th terrorist attacks in the United States. Given adverse market conditions and management's assessment of negative short-term prospects with no apparent economic recovery, the Company also announced that it intends to take restructuring and other special charges in the fourth quarter of 2001. It is anticipated that the Company will record special charges currently estimated at $225 million before taxes with a cash component of approximately $100 million. Most of the cash costs relate to plant closures, severance from workforce reduction and other charges. It is anticipated that the restructuring plans to be implemented will result in the elimination of approximately 6% of our workforce globally.

LIQUIDITY AND CAPITAL RESOURCES

Cash flow from operations amounted to $12 million for the third quarter of 2001 compared with $18 million for the same quarter last year. For the nine-month period ended September 30, cash flow from operations amounted to $136 million in 2001 compared with $307 million in 2000. Working capital was $199 million at September 30, 2001 compared with a deficiency of $67 million at December 31, 2000 and a working capital of $307 million at September 30, 2000. The decrease of $108 million when compared with September 30, 2000 was mainly due to a higher level of utilization of securitization programs, partly offset by an increase in the number of receivables days due to the slowdown in the US economy. The increase from December is mostly explained by lower trade payables and accrued liabilities at the end of the third quarter.

During the period from January to April 2001, we repurchased for cancellation under the Normal Course Issuer Bid announced on April 4, 2000, a total of 3,188,492 Subordinate Voting Shares for a total cost, net of premium on puts sold, of approximately Cdn$115 million ($79 million), at an average cost per share of Cdn$35.99 ($24.82). Share repurchases under the 2000 Program were funded largely through the sale of non-core businesses and other assets. The 2000 Program expired on April 5, 2001.

On April 2, 2001, the Company announced a new Normal Course Issuer Bid program which will expire on April 5, 2002. Under the 2001 program, the Company has repurchased for cancellation a total of 3,474,400 Subordinate Voting Shares for a total cost of approximately Cdn$137 million ($94 million), at an average cost per share of Cdn$39.48 ($27.03). The Company also committed to repurchase for cancellation 859,900 shares at an average price per share of approximately Cdn$39.17 ($24.82) for settlement in October 2001, March and April 2002.

Capital expenditures, net of proceeds from disposals, totaled $66 million and $15 million in the third quarters of 2001 and 2000, respectively. For the nine-month period ended September 30, capital expenditures, net of proceeds from disposals, totaled $222 million and $93 million in 2001 and 2000, respectively. These capital expenditures reflect the purchase of additional pre-media, press and bindery equipment which are part of an ongoing program to grow our business through incremental manufacturing capacity, support customer requirements, maintain modern, efficient plants, and continually increase productivity. Under this program, we currently anticipate to invest approximately $250 million in 2001, including $150 million on new equipment and $75 million on replacement of existing equipment and environmental compliance. The balance of $25 million will be focused on redeployment of equipment from facilities being shut down to those where increased productivity and cost efficiencies can be achieved.

We believe that our liquidity, capital resources and cash flow from operations are sufficient to fund planned capital expenditures, working capital requirements, interest and principal payments for the foreseeable future.

FINANCIAL POSITION

At September 30, 2001 and 2000, our total debt was $2,410 million and $2,674 million respectively. Our debt to capitalization ratio was 47:53, the same as at December 31, 2000 and was 53:47 at September 30, 2000. The decrease in our debt, compared to the prior year, was explained by the Company's focus on paying down bank borrowings. Our securitization of accounts receivable programs amounted to $608 million as of September 30, 2001, compared with $478 million as at September 30, 2000 and $572 million as of December 31, 2000.

At the end of February 2001, the Company issued in the Canadian capital markets a total of 8,000,000, 6.75% Cumulative Redeemable First Preferred Shares, Series 4, at Cdn$25.00 ($16.28) per share, for aggregate proceeds of Cdn$200 million ($130 million).

At the end of March 2001, the Company issued $250 million Senior Notes to a group of private U.S. investors. The Notes mature on March 28, 2006 and bear interest at 7.2% annually. This issue follows two earlier placements in July and September of 2000, in the amounts of $250 million and $121 million respectively, bringing the total amount raised to date in the U.S. private debt market to $621 million for maturities ranging between 5 and 20 years. Proceeds from this third series of Notes were used to repay the remaining bank indebtedness under the 1999 World Color acquisition bank credit facility. This refinancing has also served to extend the Company's debt maturity profile and further diversify its sources of capital.

In August 2001, the Company issued in the Canadian capital markets a total of 7,000,000, 6.90%, Cumulative Redeemable First Preferred Shares, Series 5, at Cdn$25.00 ($16.27) per share, for aggregate proceeds of Cdn$175 million ($114 million).

During the nine-month period of 2001, the Company cancelled the remaining balance of its $1.25 billion bank facility established at the time of the World Color Merger.

RISKS AND UNCERTAINTIES

In the normal course of business, we are exposed to changes in interest rates. However, we manage this exposure by having a balanced schedule of debt maturities as well as a combination of fixed and variable rate obligations. In addition, we have entered into interest rate swap agreements and cross-currency interest rate swap agreements to manage both our interest rate and foreign exchange exposure. These agreements did not have a material impact on the financial statements for the periods presented.

We have also entered into foreign exchange forward contracts and interest rate swaps to hedge the settlement of raw materials and equipment purchases, to set the exchange rate for cross-border sales and to manage our foreign exchange exposure on certain liabilities.

While the counterparties of these agreements expose us to credit loss in the event of non-performance, we believe that the possibility of incurring such a loss is remote due to the creditworthiness of the counterparties. We do not hold or issue any derivative financial instruments for trading purposes.

Concentrations of credit risk with respect to trade receivables are limited due to our diverse operations and large customer base. As at September 30, 2001, we had no significant concentrations of credit risk.

ACCOUNTING POLICIES

In the first quarter of 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") dealing with earnings per share. The standard requires the disclosure of the calculation of basic and diluted earnings per share and the use of the treasury stock method for calculating the dilutive impact of stock options. All earnings per share amounts disclosed for comparison have been restated. The impact of that change is presented in Note 8 of the quarterly financial statements.

In March 2001, the CICA issued the Accounting Guideline ("AcG") No. 12 Transfer of receivable. The new recommendations apply to transfers after June 30, 2001, although application is permitted for transfers after March 31, 2001. The Company adopted the new recommendation prospectively. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheets and the consolidated statements of income and retained earnings and cash flows as at September 30, 2001.

In the second quarter of 2001, the CICA issued Section 1581, Business combinations, and Section 3062, Goodwill and other intangible assets, of the CICA handbook. Under Section 1581 of the CICA handbook, business combinations initiated after June 30, 2001 are accounted for as a purchase. For purchase business combinations that were consummated after June 30, 2001, goodwill and intangibles were recorded in accordance with Section 1581 of the handbook. In accordance with Section 3062, goodwill and intangible assets with indefinite useful lives are not amortized but continue to be evaluated for impairment based on actual accounting standards, other identified intangibles with estimated useful lives are amortized.

For purchase business combinations consummated on or before June 30, 2001, the accounting under Section 1580, Business combinations, and under Section 3060, Capital assets, have been applied. Such goodwill and separately identifiable intangibles are recorded and amortized until the Company adopts Section 3062 of the handbook, which must be applied by the Company for the fiscal year beginning on January 1, 2002.

The Company is currently evaluating the impacts of adopting the provisions of
Section 3062 of the CICA handbook, including potential impairment of existing goodwill or intangible assets with indefinite useful life balances, but has not yet quantified the impact on its consolidated financial position.

Those new recommendations harmonize the Canadian standards with the United States standards.


SEASONALITY

The operations of our business are seasonal, with approximately two-thirds of historical operating income recognized in the second half of the fiscal year, primarily due to the higher number of magazine pages, new product launches and back-to-school, retail and holiday catalog promotions.

FORWARD-LOOKING STATEMENTS

Except for historical information contained herein, the statements in this document are forward-looking and made pursuant to the safe harbor provisions of the Private securities litigation reform act of 1995. Forward-looking statements involve known and unknown risks and uncertainties, which may cause our actual results in future periods to differ materially from forecasted results. Those risks include, among others, changes in customer demand for our products, changes in raw material and equipment costs and availability, seasonal changes in customer orders, pricing actions by our competitors and general changes in economic conditions.

                           CONSOLIDATED STATEMENTS OF
                          INCOME AND RETAINED EARNINGS

                           Periods ended September 30
      (In thousands of US dollars, except for earnings per share amounts)
                                   (Unaudited)


                                                                          Three months                       Nine months
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      2001            2000               2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
REVENUES                                                           $1,625,185      $1,633,767         $4,704,197      $4,813,258

Operating expenses:
  Cost of sales                                                     1,247,828       1,246,014          3,629,071       3,697,088
  Selling, general and administrative                                 118,785         101,082            354,379         341,874
  Depreciation and amortization                                        85,847          84,327            252,637         266,014
-----------------------------------------------------------------------------------------------------------------------------------
                                                                    1,452,460       1,431,423          4,236,087       4,304,976
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING INCOME                                                      172,725         202,344            468,110         508,282

Financial expenses                                                     52,936          59,506            159,167         175,066
-----------------------------------------------------------------------------------------------------------------------------------
Income before income taxes                                            119,789         142,838            308,943         333,216

Income taxes                                                           32,043          37,938             82,642          94,481
-----------------------------------------------------------------------------------------------------------------------------------
Income before minority interest                                        87,746         104,900            226,301         238,735

Minority interest                                                         893             502              2,535           1,616
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME BEFORE GOODWILL AMORTIZATION                                86,853         104,398            223,766         237,119

Goodwill amortization, net of income taxes                             16,020          15,700             47,276          48,039
-----------------------------------------------------------------------------------------------------------------------------------
NET INCOME                                                         $   70,833      $   88,698         $  176,490      $  189,080

Net income available to holders of preferred shares                     5,572           2,531             13,412           7,646
-----------------------------------------------------------------------------------------------------------------------------------
Net income available to holders of equity shares                   $   65,261      $   86,167         $  163,078      $  181,434
===================================================================================================================================
EARNINGS PER SHARE (NOTE 8)
  Basic                                                            $     0.46      $     0.59         $     1.14      $     1.23
  Diluted                                                          $     0.46      $     0.58         $     1.13      $     1.21

EARNINGS PER SHARE BEFORE GOODWILL AMORTIZATION
  Basic                                                            $     0.58      $     0.69         $     1.47      $     1.56
  Diluted                                                          $     0.57      $     0.68         $     1.45      $     1.53
-----------------------------------------------------------------------------------------------------------------------------------
Average number of equity shares outstanding (in thousands)
  Basic                                                               140,790         146,591            142,855         147,321
  Diluted                                                             145,658         151,472            147,495         152,028
===================================================================================================================================
RETAINED EARNINGS:
Balance, beginning of period                                       $  884,942      $  719,096         $  870,272      $  650,155
  Net income                                                           70,833          88,698            176,490         189,080
  Shares and convertible notes repurchased                            (27,907)         (9,549)           (77,312)        (13,818)
  Share issue expenses, net of income taxes (note 7)                   (1,540)              -             (4,530)              -
  Dividends:
    Equity shares                                                     (16,899)        (11,783)           (48,372)        (33,881)
    Preferred shares                                                   (4,622)         (2,541)           (11,741)         (7,615)
-----------------------------------------------------------------------------------------------------------------------------------
BALANCE, END OF PERIOD                                             $  904,807      $  783,921         $  904,807      $  783,921
===================================================================================================================================

See Notes to Consolidated Financial Statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                           Periods ended September 30
                          (In thousands of US dollars)
                                   (Unaudited)


                                                                          Three months                       Nine months
-----------------------------------------------------------------------------------------------------------------------------------
                                                                      2001            2000               2001            2000
-----------------------------------------------------------------------------------------------------------------------------------
OPERATING ACTIVITIES:
  Net income                                                       $   70,833      $   88,698         $  176,490      $  189,080
  Non-cash items in net income:
    Depreciation of property, plant and equipment                      80,041          80,250            235,559         249,228
    Amortization of goodwill and deferred charges                      21,826          19,777             64,354          64,825
    Deferred income taxes                                              19,717          18,256             59,420          53,876
    Other                                                               3,463          (4,986)             8,278            (943)

  Changes in non-cash balances related to operations:
    Trade receivables                                                (111,515)       (149,488)           (46,470)         (9,283)
    Inventories                                                       (52,505)        (93,124)           (25,430)        (84,194)
    Trade payables and accrued liabilities                              1,508          28,066           (242,916)       (152,315)
    Other current assets and liabilities                                2,654          19,711            (13,730)            839
    Other non-current assets and liabilities                          (23,963)         10,363            (79,771)         (4,111)
-----------------------------------------------------------------------------------------------------------------------------------
  Cash provided from operating activities                              12,059          17,523            135,784         307,002

FINANCING ACTIVITIES:
  Net change in bank indebtedness                                         (54)            925             (1,930)         (1,616)
  Net proceeds from issuance of equity shares                           6,060             (59)            11,238           1,992
  Repurchases of shares for cancellation                              (58,428)        (20,386)          (173,067)        (33,228)
  Net proceeds from issuance of preferred shares                      112,313               -            239,524               -
  Issuance (repayments) of long-term debt and
    convertible notes                                                 128,733          43,522            145,170        (141,021)
  Dividends on equity shares                                          (16,899)        (11,783)           (48,372)        (33,881)
  Dividends on preferred shares                                        (4,622)         (2,541)           (11,741)         (7,615)
  Dividends to minority shareholders                                      (27)            (36)            (1,497)            (36)
-----------------------------------------------------------------------------------------------------------------------------------
  Cash provided from (used by) financing activities                   167,076           9,642            159,325        (215,405)

INVESTING ACTIVITIES:
  Acquisitions of businesses, net of cash and
    cash equivalents (note 3)                                         (99,364)         (4,799)          (129,049)         (5,344)
  Additions to property, plant and equipment                          (69,006)        (58,539)          (227,007)       (160,985)
  Net proceeds from disposal of other assets                            3,384          43,633              5,088          67,552
  Investment in an affiliated company                                       -         (16,901)                 -         (16,901)
  Other                                                                (8,098)              -            (15,274)              -
-----------------------------------------------------------------------------------------------------------------------------------
  Cash used by investing activities                                  (173,084)        (36,606)          (366,242)       (115,678)

Effect of exchange rate changes on cash and
  cash equivalents                                                     (4,504)          8,797             20,309          23,700
-----------------------------------------------------------------------------------------------------------------------------------
Net (decrease) increase in cash and cash equivalents                    1,547            (644)           (50,824)           (381)

Cash and cash equivalents, beginning of period                            361           3,876             52,732           3,613
-----------------------------------------------------------------------------------------------------------------------------------
Cash and cash equivalents, end of period                           $    1,908      $    3,232         $    1,908      $    3,232
===================================================================================================================================
Supplemental cash flow information:

Interest paid                                                      $   67,649      $   64,629         $  166,875      $  183,981
Income taxes paid                                                       9,343           5,047             58,264          42,172
===================================================================================================================================

See Notes to Consolidated Financial Statements.

                          CONSOLIDATED BALANCE SHEETS

                          (In thousands of US dollars)


                                                                            SEPTEMBER 30       December 31      September 30
                                                                             (UNAUDITED)         (Audited)       (Unaudited)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                2001               2000             2000
-----------------------------------------------------------------------------------------------------------------------------------
ASSETS

Current assets:
  Cash and cash equivalents                                                  $    1,908        $   52,732        $    3,232
  Trade receivables, net of allowances for
    doubtful accounts of $21,915, $17,823 and $17,004
    respectively (note 4)                                                       632,111           584,047           709,398
  Receivables from related parties                                                3,208             3,048             2,884
  Inventories                                                                   489,525           461,340           550,186
  Deferred income taxes                                                          58,061            58,083            41,130
  Prepaid expenses                                                               37,030            26,024            28,580
-----------------------------------------------------------------------------------------------------------------------------------
Total current assets                                                          1,221,843         1,185,274         1,335,410

  Property, plant and equipment, net of accumulated
    depreciation of $1,457,469, $1,262,281 and $1,302,678
    respectively                                                              2,725,855         2,682,983         2,671,640
  Goodwill, net of accumulated amortization
    of $191,445, $144,114 and $137,660 respectively                           2,489,515         2,459,510         2,464,778
Other assets                                                                    166,432           156,893           156,175
-----------------------------------------------------------------------------------------------------------------------------------
Total assets                                                                 $6,603,645        $6,484,660        $6,628,003
===================================================================================================================================

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Bank indebtedness                                                          $      826        $    3,129        $    3,723
  Trade payables                                                                532,756           632,550           482,697
  Accrued liabilities                                                           394,471           522,907           463,161
  Income and other taxes                                                          1,131             6,011            40,977
  Current portion of long-term debt and convertible notes                        94,144            87,212            38,115
-----------------------------------------------------------------------------------------------------------------------------------
Total current liabilities                                                     1,023,328         1,251,809         1,028,673

Long-term debt (note 6)                                                       2,202,167         2,015,554         2,480,708
Other liabilities                                                               249,097           290,788           331,033
Deferred income taxes                                                           351,453           326,137           246,160
Convertible notes                                                               112,817           105,936           151,178
Minority interest                                                                13,463            20,556            19,915

Shareholders'equity:
  Capital stock (note 7)                                                      1,790,788         1,631,241         1,635,727
  Additional paid-in capital                                                    104,586           104,586           103,262
  Retained earnings                                                             904,807           870,272           783,921
  Translation adjustment                                                       (148,861)         (132,219)         (152,574)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                              2,651,320         2,473,880         2,370,336
-----------------------------------------------------------------------------------------------------------------------------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                                   $6,603,645        $6,484,660        $6,628,003
===================================================================================================================================

See Notes to Consolidated Financial Statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Periods ended September 30, 2001 and 2000
(Tabular amounts are expressed in thousands of US dollars)
(Unaudited)

1.   BASIS OF PRESENTATION
     The Consolidated Financial Statements included in this report are unaudited and reflect normal and recurring adjustments which are, in the opinion of the Company, considered necessary for a fair presentation. These Consolidated Financial Statements have been prepared in conformity with Canadian generally accepted accounting principles and should be read in connection with the Consolidated Financial Statements and the notes thereto included in the Company's latest Annual Report. The results of operations for the interim periods should not be considered indicative of full year results due to the seasonality of our business.

2.   ACCOUNTING CHANGES
     The Consolidated Financial Statements have been prepared using the same accounting policies as described in the latest Annual Report with exception of the new standards described below.

     A)EARNINGS PER SHARE
     In the first quarter of 2001, the Company has adopted the new recommendations of the Canadian Institute of Chartered Accountants ("CICA") dealing with earnings per share. These new recommendations of CICA handbook
     Section 3500 harmonizes the Canadian standard with the United States standards. The standard requires the disclosure of the calculation of basic and diluted earnings per share and the use of the treasury stock method for calculating the dilutive impact of stock options. All earnings per share amounts disclosed for comparison have been restated. This restatement did not have a significant impact on the diluted earnings per share, both before and after goodwill amortization, for each period presented.

     B)TRANSFER OF RECEIVABLES
     In March 2001, the CICA issued the Accounting Guideline ("AcG") No. 12 Transfer of receivables. The new recommendations apply to transfers after June 30, 2001, although application is permitted for transfers after March 31, 2001. The Company adopted the new recommendations prospectively. The new recommendations of CICA handbook AcG-12 harmonize the Canadian standards with the United States standards. The effect of adopting the new recommendations did not have a significant impact on the consolidated balance sheets and the consolidated statements of income and retained earnings and cash flows as at September 30, 2001.

     C)BUSINESS COMBINATIONS, GOODWILL AND OTHER INTANGIBLE ASSETS
     In the second quarter of 2001, the CICA issued Section 1581, Business combinations, and Section 3062, Goodwill and other intangible assets, of the CICA handbook. Under Section 1581 of the CICA handbook, business combinations initiated after June 30, 2001 are accounted for as a purchase. For purchase business combinations that were consummated after June 30, 2001, goodwill and intangibles were recorded in accordance with Section 1581 of the CICA handbook. In accordance with Section 3062, goodwill and intangible assets with indefinite useful lives are not amortized but continue to be evaluated for impairment based on actual accounting standards, other identified intangibles with estimated useful lives are amortized.

     For purchase business combinations consummated on or before June 30, 2001, the accounting under Section 1580, Business combinations, and under Section 3060, Capital assets, have been applied. Such goodwill and separately identifiable intangibles are recorded and amortized until the Company adopts Section 3062 of the handbook, which must be applied by the Company for fiscal year beginning on January 1, 2002.

3.   BUSINESS ACQUISITIONS
     The Company made several business acquisitions in the first nine months of 2001, which have been accounted for using the purchase method and earnings are included in the consolidated statements of income and retained earnings since the date of acquisition.

     In February 2001, the Company acquired a 70% controlling interest in Espacio Y Punto, in Spain, for a cash consideration of $8 million.

     In March 2001, the Company acquired a 75% controlling interest in Grafica Melhoramentos, in Brazil, for a cash consideration of $5 million.

     In March 2001, the Company also acquired minority interests in its Latin American operations for a cash consideration of $16 million, a convertible subordinated debenture of $6 million and a promissory note of $2 million.

     In July 2001, the Company acquired Retail Printing Corporation, in Massachusetts, United States, to expand its North American retail network for a cash consideration of $98 million.

     During the first nine months, the Company also completed other business acquisitions for a cash consideration of $2 million.

     Net assets acquired at fair value:

Assets acquired:
  Non-cash operating working capital                                $  2,381
  Property, plant and equipment                                       61,251
  Goodwill                                                            99,215
  Other assets                                                           889
  Minority interest                                                    7,229

Liabilities assumed:
  Long-term debt                                                      31,237
  Other liabilities                                                      407
  Deferred income taxes                                                2,272
--------------------------------------------------------------------------------
Net assets acquired                                                 $137,049
================================================================================
Consideration:
  Cash                                                              $129,049
  Purchase price balance                                               8,000
--------------------------------------------------------------------------------
                                                                    $137,049
================================================================================

4.   ASSET SECURITIZATION
     During the second quarter ended June 30, 2001, the Company sold a portion of its European trade receivables on a revolving basis under the terms of a European securitization agreement dated June 2001 (the "European Program"). The European Program limit is 153 million Euro ($130 million). As at September 30, 2001, the amount outstanding under the European Program was 118 million Euro ($108 million).

5.   RESTRUCTURING AND OTHER CHARGES
     As of January 1, 2001, the balance of the restructuring reserve was $18 million; this related to the termination of employees in Europe in response to difficult market conditions, as well as to changes in the Company's digital strategy. The Company used $13 million of restructuring reserve during the nine-month period ended September 30, 2001.

6.   LONG-TERM DEBT
     In March 2001, the Company issued Senior Notes for a principal amount of $250 million. The Senior Notes mature on March 28, 2006 and bear interest at a rate of 7.2%. These Notes contain certain restrictions that are generally less restrictive than those on the revolving bank facility.

     In the first nine months ended September 30, 2001, at the request of the Company, the remaining balance of its acquisition bank facility was cancelled.

7.   CAPITAL STOCK
     (A) ISSUED AND OUTSTANDING FIRST PREFERRED SHARES SERIES 5
     In the third quarter of 2001, the Company issued 7,000,000 First Preferred Shares Series 5 for a cash consideration of Cdn$175 million ($114 million) before share issue expenses of Cdn$6 million ($4 million) recorded as a reduction in retained earnings. The First Preferred Shares Series 5 are entitled to a fixed cumulative preferential cash dividend of Cdn$1.7250 per share per annum, payable quarterly.

     (B) ISSUED AND OUTSTANDING FIRST PREFERRED SHARES SERIES 4
     In the first quarter of 2001, the Company issued 8,000,000 First Preferred Shares Series 4 for a cash consideration of Cdn$200 million ($130 million) before share issue expenses of Cdn$5 million ($3 million) recorded as a reduction in retained earnings. The First Preferred Shares Series 4 are entitled to a fixed cumulative preferential cash dividend of Cdn$1.6875 per share per annum, payable quarterly.

     (C) SHARE REPURCHASE PROGRAM
     During the nine-month period ended September 30, 2001, the Company repurchased for cancellation under the Normal Course Issuer Bid program initiated in 2000, a total of 3,188,492 Subordinate Voting Shares for a net cash consideration of Cdn$115 million ($79 million).

     In addition, the Company repurchased for cancellation under the Normal Course Issuer Bid program announced on April 2, 2001, a total of 3,474,400 Subordinate Voting Shares for a net cash consideration of Cdn$137 million ($94 million). This program is effective over the period from April 6, 2001 to April 5, 2002.

8.   EARNINGS PER SHARE
     The following table sets forth the computation of basic and diluted earnings per share:


                                                                      Three months                           Nine months
-----------------------------------------------------------------------------------------------------------------------------------
                                                                   2001             2000                 2001              2000
-----------------------------------------------------------------------------------------------------------------------------------
Net income available to holders of equity shares               $ 65,261         $ 86,167              $163,078         $181,434

Income impact on assumed conversion
  of convertible notes, net of applicable income taxes            1,377            1,331                 3,470            3,136
-----------------------------------------------------------------------------------------------------------------------------------
Net income adjusted for dilution effect                        $ 66,638         $ 87,498              $166,548         $184,570
===================================================================================================================================
(In thousands)
Weighted average of equity shares outstanding                   140,790          146,591               142,855          147,321

Effect of dilutive convertible notes and stock options            4,868            4,881                 4,640            4,707
-----------------------------------------------------------------------------------------------------------------------------------
Weighted average of diluted equity shares outstanding           145,658          151,472               147,495          152,028
===================================================================================================================================
Basic earnings per share                                       $   0.46         $   0.59              $   1.14         $   1.23
Diluted earnings per share                                     $   0.46         $   0.58              $   1.13         $   1.21
===================================================================================================================================

9.   COMMITMENT
     On September 27, 2001, the Company signed a binding agreement pending regulatory approval to purchase the European printing assets of Hachette Filipacchi Medias.

10.  SUBSEQUENT EVENTS
     On October 9, 2001, the Company announced it is currently analyzing the extent of special restructuring and other charges. In the fourth quarter of fiscal 2001, the Company will record a charge initially estimated at $225 million before taxes, with a cash component of approximately $100 million. Most of the cash costs relate to plant closures, severance from workforce reduction and other charges. It is anticipated that the restructuring plans to be implemented will result in the closing of approximately 7 facilities and the elimination of approximately 6% of the Company's workforce.

11.  SEGMENT DISCLOSURE
     The Company operates in the printing industry. Its business units are located in three major segments: North America, Europe and Latin America. The Company assesses the performance of each segment based on operating income. These segments are managed separately since they all require specific market strategies. Summarization of the segmented information is as follows:


===================================================================================================================================
                                   North                            Latin                        Inter-
                                  America          Europe          America         Other         Segment          Total
-----------------------------------------------------------------------------------------------------------------------------------
Three months ended
September 30,
2001
REVENUES                        $1,373,406        $211,520        $ 40,462        $     -        $(203)        $1,625,185
OPERATING INCOME                   162,986           9,728           1,169         (1,158)           -            172,725
2000
Revenues                         1,398,397         208,940          26,684              -         (254)         1,633,767
Operating income                   175,923          13,935             665         11,821            -            202,344
===================================================================================================================================
Nine months ended
September 30,
2001
REVENUES                        $3,941,466        $651,943        $111,311        $     -        $(523)        $4,704,197
OPERATING INCOME                   426,980          38,843           5,492         (3,205)           -            468,110
2000
Revenues                         4,080,857         654,115          78,420              -         (134)         4,813,258
Operating income                   440,943          42,221           3,608         21,510            -            508,282
===================================================================================================================================

                                OPERATING MARGIN
                                  (NINE MONTHS)


                         1998     1999     2000     2001
                        ----------------------------------
                         7.9%     8.6%     10.6%    10.0%
                        ----------------------------------


             NET INCOME ($ MILLIONS) - EPS AND CASH EPS (DILUTED, $)
                                  (NINE MONTHS)


                     1998         1999          2000         2001
                   -------------------------------------------------
Diluted Cash EPS    $   0.95     $   1.11     $   1.53     $   1.45
Diluted EPS         $   0.85     $   0.97     $   1.21     $   1.13
Net Income          $106,001     $123,108     $189,080     $176,490
                   -------------------------------------------------

                             [QUEBECOR WORLD LOGO]


                           QUEBECOR WORLD HEAD OFFICE
            612 St. Jacques Street, Montreal, Quebec, Canada H3C 4M8
             Tel.: (514) 954-0101 (800) 567-7070 Fax: (514) 954-9624
                              www.quebecorworld.com

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                     QUEBECOR WORLD INC.



                     By:     /s/ Marie D. Hlavaty
                            ------------------------------------------------
                     Name:       Marie D. Hlavaty
                     Title:      Vice President, General Counsel & Secretary



Date: November 23, 2001